UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CASTLE & MORGAN HOLDINGS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                     148430
                                 (CUSIP Number)

                              Arnold P. Kling, Esq.
                           444 East 86th Street, #PHF
                            New York, New York 10028
                           Tel: 212 755 6363 ext. 202
                                Fax: 212 755 6660


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   148430
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only). Moyo Partners, LLC; 05-0615452

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2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)

     (a) .......................................................................

     (b) .......X...............................................................

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3.   SEC Use Only ..............................................................

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4.   Source of Funds (See Instructions) (See item 3) .....WC....................

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) ...................................................................

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6.   Citizenship or Place of Organization

     .....New York..............................................................

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                    7.   Sole Voting Power ..........344,647....................

Number of         --------------------------------------------------------------
Shares
Beneficially        8.   Shared Voting Power ...................................
Owned by
Each              --------------------------------------------------------------
Reporting
Person With         9.   Sole Dispositive Power .....344,647....................

                  --------------------------------------------------------------

                   10.   Shared Dispositive Power ..............................

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person ...344,647....

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) ...........

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13.  Percent of Class Represented by Amount in Row (11) .............9.05%......

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14.  Type of Reporting Person (See Instructions)

     .......OO..................................................................
     ...........................................................................

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


ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Castle & Morgan Holdings, Inc., whose principal executive offices are located at 180 Varick Street. 13th Floor, New York, NY 10014 (the "Issuer").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  The name of the reporting person is Moyo Partners, LLC ("MOYO").

     (b) The business address of the reporting person is c/o Arnold P. Kling, Esq., 444 East 86th Street, #PHF, New York, New York 10028.

     (c) MOYO was formed for the purpose of financial consulting and investing in companies.

     (d) MOYO has not been convicted in any criminal proceedings during the last five years.

     (e) MOYO has not been a party to any civil proceedings during the last five years.

     (f)  MOYO is organized under the laws of the State of New York.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     MOYO acquired the securities from certain selling shareholders ("Selling Shareholders") of the Issuer using its working capital to fund the purchase.

ITEM 4.   PURPOSE OF TRANSACTION.

     Whereas the Issuer is a public shell company, the acquisition was made by MOYO to acquire an equity interest in the Issuer in contemplation of acquiring, in the future by merger, a company with a viable operating business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) MOYO is deemed to beneficially own all 344,647 shares, representing 9.05% of the outstanding shares of Common Stock. This percentage is based, as to the number of outstanding shares, upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Form 10-QSB/A, filed with the Securities and Exchange Commission on May 19, 2005.

     (b) MOYO has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 344,647 shares owned by it.

     (c) MOYO acquired all 344,647 shares and a minority interest in a Convertible Note (the "Note") of the Issuer, held by certain of the Selling Shareholders in the principal amount of $52,920, from the Selling Shareholders as of June 13, 2005. The average per share price of the shares acquired was approximately $0.16. The transaction was effected by MOYO delivering the purchase price to the Selling Shareholders and the Selling Shareholders assigning an interest in the Note, and delivering the shares, to MOYO.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by MOYO.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A copy of the Securities Purchase Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on June 17, 2005 and is incorporated herein by reference.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 20, 2005

                                             Moyo Partners, LLC


                                             By: /s/ Arnold P. Kling
                                                --------------------
                                                 Arnold P. Kling
                                                 Managing Member